Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Aquila Cascadia Equity Fund the "Fund") was held on August 15, 2002. The holders of shares representing 67% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matter was voted upon and approved by the shareholders (the resulting votes for the matter is presented below).


1. Action on a proposal to close the Fund, wind up its affairs and distribute its remaining assets in cash to its remaining shareholders.

	For				Against			Abstain

	412,113			1,250				2,255